Exhibit 99.1

China Yuchai International Announces

Unaudited Second Quarter 2014 Financial Results

SINGAPORE, Singapore – August 11, 2014—China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on-road and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the second quarter and first six months ended June 30, 2014. The term “engine” as used in this announcement covers diesel, natural gas and hybrid engines for on- and off-road applications. The financial information presented herein for the second quarter of 2014 and 2013 is reported using International Financial Reporting Standards as issued by the International Accounting Standards Board.

Financial highlights for the second quarter of 2014

•	Revenue was RMB 4.2 billion (US$684.6 million) which was similar to the second quarter of 2013;

•	Gross profit was RMB 816.8 million (US$132.8 million), a 19.4% gross margin compared with RMB 810.8 million and a gross margin of 19.3% in the second quarter of 2013;

•	Operating profit was RMB 327.2 million (US$53.2 million) compared with RMB 333.8 million in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders were RMB 165.4 million (US$26.9 million) compared with RMB 166.3 million in the second quarter of 2013;

•	Earnings per share was RMB 4.44 (US$0.72) compared with RMB 4.46 for the same quarter in 2013;

•	Total number of engines sold was 127,799 units compared with 141,147 units in the second quarter of 2013.

Unaudited Second Quarter 2014 Results

Revenue for the second quarter of 2014 was RMB 4.2 billion (US$684.6 million) which was similar to the second quarter of 2013.

The total number of engines sold by GYMCL during the second quarter of 2014 was 127,799 units compared with 141,147 units in the same quarter in 2013, a 9.5% decrease which compared favorably with the industry decline of 13.7% in unit sales of commercial vehicles (excluding gasoline-powered vehicles) in the second quarter of 2014, as reported by the China Association of Automobile Manufacturers (“CAAM”).

Gross profit was RMB 816.8 million (US$132.8 million) compared with RMB 810.8 million in the second quarter of 2013. Gross margin increased to 19.4% in the second quarter of 2014 compared with 19.3% a year ago.

Other operating income was RMB 12.0 million (US$2.0 million), compared with RMB 36.6 million in the second quarter of 2013. This decrease was mainly due to lower interest income from bank deposits and higher foreign exchange revaluation losses. In addition, there was a gain from the sale of assets in the second quarter of 2013.

Research and development (“R&D”) expenses increased by 5.4% to RMB 122.2 million (US$19.9 million) from RMB 115.9 million in the second quarter of 2013. The increase was mainly due to the research and development of new engines as well as continued initiatives to improve engine performance and quality. As a percentage of revenue, R&D spending increased to 2.9% compared with 2.8% in the second quarter of 2013.

Selling, general and administrative (“SG&A”) expenses were RMB 379.5 million (US$61.7 million), a reduction from RMB 397.7 million in the second quarter of 2013. The decline primarily resulted from lower freight expenditures as fewer units were shipped during the second quarter of 2014. SG&A expenses represented 9.0% of revenue compared with 9.5% in the same quarter a year ago.

Operating profit declined to RMB 327.2 million (US$53.2 million) from RMB 333.8 million in the second quarter of 2013. The reduced operating profit was mainly due to lower other operating income and higher R&D expenses. The operating margin was 7.8% compared with 7.9% in the second quarter of 2013.

Finance costs decreased to RMB 30.7 million (US$5.0 million) from RMB 39.6 million in the second quarter of 2013, a decrease of RMB 8.9 million or 22.6%. This was mainly due to less bills discounting and lower interest costs from the issuance of three-year medium-term notes amounting to RMB 1 billion in May 2013 at a fixed annual interest rate of 4.69%.

The Company’s share in the loss of joint ventures was RMB 9.0 million (US$1.5 million) compared with a loss of RMB 10.0 million in the second quarter of 2013.

For the quarter ended June 30, 2014, total net profit attributable to China Yuchai’s shareholders was RMB 165.4 million (US$26.9 million), or earnings per share of RMB 4.44 (US$0.72), compared with RMB 166.3 million, or earnings per share of RMB 4.46 in the same quarter in 2013.

Financial highlights for the first six months ended June 30, 2014

•	Revenue increased by 9.4% to RMB 8.8 billion (US$1.4 billion) compared with RMB 8.0 billion in the same period last year;

•	Gross profit increased to RMB 1.6 billion (US$260.9 million), an 18.3% gross margin, compared with RMB 1.5 billion and a gross margin of 19.3% in the first six months of 2013;

•	Operating profit was RMB 673.9 million (US$109.5 million) compared with RMB 672.7 million in the same period in 2013;

•	Earnings per share increased to RMB 9.27 (US$1.51) from RMB 9.12 in the same period a year ago;

•	Total number of engines sold was 279,708 units compared with 271,891 units in the same period of 2013.

Revenue was RMB 8.8 billion (US$1.4 billion) compared with RMB 8.0 billion in the same period last year. The increase in revenue was RMB 752.0 million, or 9.4% as compared with the same six-month period in 2013.

The total number of diesel engines sold by GYMCL was 279,708 units compared with 271,891 units in the same period of 2013, representing an increase of 7,817 units, or 2.9%. This increase compares favorably with the industry sales decrease of 5.2% in commercial vehicle units (excluding gasoline-powered vehicles) in the first six months of 2014, as reported by CAAM. Higher engine sales were mainly attributable to increased sales to the heavy-duty truck and natural gas engine markets and increased engine sales for agricultural applications in the first half of 2014.

Gross profit was RMB 1.6 billion (US$260.9 million) compared with RMB 1.5 billion in the same period last year. Gross margin decreased to 18.3% as compared with 19.3% a year ago. This decline was mainly attributable to a shift in the sales mix to higher engine sales for agriculture applications and lower bus sales.

Other operating income was RMB 41.5 million (US$6.8 million), a decrease of RMB 16.0 million from RMB 57.5 million in the same period last year. This decrease was mainly due to lower interest income from bank deposits offset by lower foreign exchange revaluation losses. In addition, there was a gain from the sale of assets in the same period last year.

Research and development (“R&D”) expenses were RMB 227.1 million (US$36.9 million) compared with RMB 210.7 million in the same period in 2013, an increase of 7.8%. The increase in R&D expenses was mainly related to higher spending in the research and development of new engines and ongoing initiatives to improve engine quality. As a percentage of revenue, R&D spending was 2.6% in the first six months of both 2014 and 2013.

Selling, general & administrative (“SG&A”) expenses were RMB 745.7 million (US$121.2 million), up from RMB 722.0 million in the same period last year, an increase of RMB 23.7 million or 3.3%. The increase in expenses was mainly due to higher unit sales in the first six months of 2014 as compared with the same period in 2013. SG&A expenses represented 8.5% of revenue for the first six months of 2014, compared with 9.0% in the same period last year.

Operating profit increased to RMB 673.9 million (US$109.5 million) from RMB 672.7 million in the same period last year, mainly due to an increase in gross profit partially offset by higher R&D and SG&A expenses. The operating margin was 7.7% compared with 8.4% in the same period last year.

Finance costs declined to RMB 68.5 million (US$11.1 million) from RMB 73.8 million in the same period last year, a decrease of RMB 5.3 million or 7.2%. The decrease was primarily attributable to less bills discounting and lower interest costs from the issuance of three-year medium-term notes amounting to RMB 1 billion in May 2013 at a fixed annual interest rate of 4.69%.

The Company’s share in the loss of joint ventures was RMB 24.2 million (US$3.9 million) compared with a loss of RMB 25.7 million in the same period in 2013.

For the six months ended June 30, 2014, total net profit attributable to China Yuchai’s shareholders was RMB 345.3 million (US$56.1 million), or earnings per share of RMB 9.27 (US$1.51), compared with RMB 339.8 million, or earnings per share of RMB 9.12 in the same period in 2013.

Balance Sheet Highlights as at June 30, 2014

•	Cash and bank balances were RMB 2.4 billion (US$385.6 million) compared with RMB 3.6 billion at the end of 2013;

•	Trade and bills receivables were RMB 8.5 billion (US$1.4 billion) compared with RMB 7.4 billion at the end of 2013;

•	Short-term and long-term interest-bearing loans and borrowings were RMB 2.1 billion (US$343.1 million) compared with RMB 2.3 billion at the end of 2013;

•	Inventories were RMB 2.2 billion (US$355.9 million) compared with RMB 2.3 billion at the end of 2013.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We have improved our market position and shown our resilience in a difficult environment in China. We are pleased to report higher revenue in the first six months of 2014 as a result of increased engine sales to the off-road market, namely the agriculture, marine and power generation segments. We are encouraged by the continued demand for our natural gas engines as well as National IV compliant diesel engines. Due to the change in our product mix, our gross margin has improved compared to the first quarter of 2014. We continue to focus our research and development efforts to build higher quality engines with enhanced performance and improved engine emissions which will help to strengthen our relationships with our customers.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.1528 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2014. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2014 or at any other date.

Unaudited Second Quarter 2014 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 11, 2014. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Kok Ho Leong respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-930-346 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 71285626, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2013, GYMCL sold 500,756 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “target”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com

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